ADMINISTRATIVE

SERVICES AGREEMENT

by and between

ACSSF FUND LIMITED

And

ADMINISTRATIVE SERVICES AGREEMENT made as of July __, 2019 by and between ACSSF Fund Limited (the “Fund”), an exempted company incorporated with limited liability in the Cayman Islands, and Gemini Fund Services, LLC (“GFS” or the “Administrator”), a Nebraska limited liability company having its principal office and place of business at 80 Arkay Drive, Suite 110, Hauppauge, New York 11788.

W I T N E S S E T H :

WHEREAS, the Fund desires to retain GFS to provide the various services described herein and GFS is willing to provide such services, all as more fully set forth below;

NOW THEREFORE, in consideration of the mutual promises and agreements contained herein, the parties hereby agree as follows:

1.	Definitions.

Whenever used in this Agreement, unless the context otherwise requires, the following words shall have the meanings set forth below:

“Adviser” shall mean AlphaCentric Advisors LLC, the entity identified by the Fund to GFS as the entity having investment responsibility with respect to the Fund.

“Authorized Person” shall mean each person, whether or not an officer or employee of the Fund, duly authorized by the Directors of the Fund in writing to give instructions on behalf of such Fund as set forth in Exhibit A hereto. The persons set forth in Exhibit A may be changed only in writing substantially in the form of Exhibit A actually received and acknowledged by GFS.

“Confidential Information” shall have the meaning given in Section 5 (n) of this Agreement.

“Directors” shall mean the Directors of the Fund.

“Documents” shall mean the documents described in Exhibit B hereto.

“GFS Affiliate” shall mean any office, branch, or subsidiary of Gemini Fund Services, LLC.

“Net Assets” shall mean the “Net Asset Value” as defined within the Fund’s Organizational Documents and its Offering Materials.

“Offering Materials” shall mean the Fund’s offering memorandum and subscription agreement, as amended, modified or supplemented from time to time.

“Organizational Documents” shall mean the Memorandum and Articles of Association of the Fund and related documents of formation or organization.

“Participating Shares” shall mean the redeemable, limited-voting participating shares in the Fund held by an investor in such Fund at any particular time.

“Regulations” shall mean the following Cayman Islands legislation or regulations as amended and revised from time to time:

(a)       the Proceeds of Crime Law (as revised);

(b)       the Cayman Islands Money Laundering Regulations; and

(c) the Guidance Notes on the Prevention and Detection of Money Laundering and Terrorist Financing in the Cayman Islands.

“Shareholder” shall mean a person or entity owning Participating Shares in the Fund.

2.	Appointment.

The Fund hereby appoints GFS for the term of this Agreement to perform the services described herein. GFS hereby accepts such appointment and agrees to perform the duties hereinafter set forth.

3.	Representations and Warranties.

Each party hereby represents and warrants to each other party, which representations and warranties shall be deemed to be continuing, that:

(a)               It is duly organized and existing under the laws of the jurisdiction of its organization, with full power to carry on its business as now conducted, to enter into this Agreement and to perform its obligations hereunder;

(b)               This Agreement has been duly authorized, executed and delivered by such party in accordance with all requisite action of such party and constitutes a valid and legally binding obligation of such party, enforceable in accordance with its terms;

(c)               It is conducting its business in compliance with all applicable laws and regulations, and has obtained all regulatory licenses, approvals and consents necessary to carry on its business as now conducted; there is no statute, regulation, rule, order or judgment binding on it and no provision of its Organizational Documents nor of any mortgage, indenture, credit agreement or other contract binding on it or affecting its property that would prohibit its execution or performance of this Agreement; and

(d)               Each person named on Exhibit A hereto is duly authorized by the respective Fund to be an Authorized Person hereunder.

4.	Certain Duties of the Fund.

(a)               The Fund shall be solely responsible for accurately and timely supplying GFS with complete financial and other information relating to such Fund in order to enable GFS to provide the services set forth on Schedule I.

(b)               The Fund acknowledges that GFS is not a public accounting or auditing firm, it is not a fiduciary of a public accounting or auditing firm, and does not provide public accounting or auditing services or advice.

(c)               The Fund, and not GFS, shall pay all brokerage commissions, margins, option premiums, interest charges, floor commissions and fees, and other transaction costs and expenses charged and incurred by broker-dealers and/or futures commission merchants and their agents.

(d)               The Fund has provided GFS with certified copies of all Organizational Documents of the Fund and all filings relating to the organization of the Fund (excluding any state blue sky or securities laws filings) required to be filed by the Fund with an official body or office.

(e)               The Fund shall deliver, or cause to be delivered from time to time, to GFS such Fund’s Documents and other materials used in the distribution of Fund Shares and all amendments thereto, and such resolutions, votes and other proceedings as may be necessary for GFS to perform its duties hereunder. GFS shall not be deemed to have notice of any information (other than information supplied by GFS) contained in such Documents or materials until they are actually received by GFS.

(f)                The Fund shall use its reasonable endeavours to cause its Authorized Persons, Adviser, distributor, legal counsel, independent accountant, previous administrator (if any) and transfer agent (if other than GFS) to cooperate with GFS and to provide GFS, upon request, with such information, documents and advice relating to the Fund as is within the possession or knowledge of such persons, in order to enable GFS to perform its duties hereunder. In connection with its duties hereunder, GFS shall be entitled to rely, and shall be held harmless by the Fund when acting in reliance upon, such written information, advice or documents provided to GFS by any of the aforementioned persons. GFS shall not be liable for any loss, damage or expense resulting from or arising out of the failure of the Fund to cause any information, documents or advice to be provided to GFS as provided herein. All fees or costs charged by such persons shall be borne by the Fund.

(g)               The Fund shall treat as confidential the terms and conditions of this Agreement and shall not disclose or authorize disclosure thereof to any other person, except (i) to its employees, regulators, examiners, internal and external accountants, auditors, and counsel, (ii) for a summary description of this Agreement in the Offering Materials with the prior written approval of GFS, (iii) to any other person when required by law, or (iv) when advised by its counsel that it would be liable for a failure to make such disclosure. The Fund shall instruct its employees, internal and external accountants, auditors, and counsel who may be afforded access to such information of the Fund’s obligations of confidentiality hereunder.

(h)               The Fund shall promptly notify GFS in writing of any and all legal proceedings or securities investigations filed or commenced against the Fund or the Adviser of which the Fund has become aware.

5.	Duties and Obligations of GFS.

(a)               Subject to the direction and control of the Fund and the terms and conditions of this Agreement, GFS shall provide to the Fund the services set forth in Schedule I.

(b)               Except to the extent otherwise indicated on Schedule I, GFS shall not provide any services relating to the investment management, management, investment advisory or sub-advisory functions of the Fund, distribution of Participating Shares, or services normally performed by the Fund’s respective counsel or independent auditors.

(c)               Upon receipt of the Fund’s prior written consent, GFS may delegate any of its duties and obligations hereunder to any delegate or agent whenever and on such terms and conditions as it deems necessary or appropriate. Notwithstanding the foregoing, the Fund’s consent shall not be required for any such delegation to any GFS Affiliate notwithstanding the domicile of such GFS Affiliate, but GFS shall consult with the Fund prior to any such delegation. GFS shall not be liable for any loss, damage or expense incurred as a result of errors or omissions of any delegate or agent which was, and the terms and conditions of whose appointment were, specifically authorized by the Fund; provided, that: (i) the Fund has direct or third-party rights to assert claims for such loss, damage or expense resulting from the errors or omissions of any such delegate or agent; and (ii) GFS shall be liable for the acts or omissions of any GFS Affiliate to the same extent it would be liable under the terms hereof had it committed such act or omission and not delegated the same to such GFS Affiliate.

(d)               GFS shall, as agent for the Fund, maintain and keep current the books, accounts and other documents, if any, listed in Schedule I. Such books, accounts and other documents shall be made available upon reasonable request for inspection by officers, employees and auditors of the Fund during GFS’s normal business hours, and shall be preserved for a period equal to the longer of the time required by applicable rules and regulations or five (5) years after termination of this Agreement, unless earlier surrendered to the Fund pursuant to Section 5(e). To the extent permitted by and consistent with applicable requirements of any laws, rules and regulations applicable to each Fund, the Adviser or GFS, any such books or records may be maintained in the form of electronic media and stored on any magnetic disk or tape or similar recording method.

(e)               All records maintained and preserved by GFS pursuant to this Agreement shall be and remain the property of the Fund and shall be surrendered to the Fund promptly upon request in the form in which such records have been maintained and preserved. Upon reasonable request of the Fund and payment of a reasonable fee specified by GFS, GFS shall provide in hard copy or electronic format any records included in any such delivery which are maintained by GFS in the form of electronic media and stored on any magnetic disk or tape or similar recording method, and the Fund shall reimburse GFS for its expenses incurred in providing such records.

(f)                The Fund shall furnish GFS with any and all instructions, explanations, information specifications and documentation reasonably deemed necessary by GFS in the performance of its duties hereunder, including the amounts or written formula for calculating the amounts and times of accrual of the Fund’s liabilities and expenses. GFS shall not be required to include as the Fund’s liabilities and expenses, nor as a reduction of Net Assets, any accrual for any income taxes unless the Fund shall have specified to GFS the precise amount of the same to be included in liabilities and expenses or used to reduce Net Assets. GFS shall use its best efforts to determine the value of securities owned by the Fund in the manner described in the Offering Materials. At any time and from time to time, the Fund may, if consistent with and to the extent permitted by the Offering Materials, furnish GFS with bid, offer, or market values of securities and instruct GFS to use such information in its calculations hereunder. GFS shall at no time be required or obligated to commence or maintain either any utilization of, or subscriptions to, any securities pricing or similar service or any arrangements with any brokers, dealers or market makers or specialists described in the Offering Materials.

(g)               In the event GFS’s computations hereunder rely, in whole or in part, upon information, including (i) bid, offer or market values of securities or other assets, or accruals of interest or earnings thereon, from a pricing or similar service utilized, or subscribed to, by GFS which GFS in its judgment deems reliable, or (ii) prices or values supplied by the Fund’s Adviser, the Fund or by the Fund’s brokers, dealers, market makers, or specialists described in the Offering Materials, GFS shall not be responsible for, under any duty to inquire into, or deemed to make any assurances with respect to, the accuracy or completeness of such information. GFS shall not be required to inquire into any valuation of securities or other assets by the Fund or any third party described above, even though GFS in performing services similar to the services provided pursuant to this Agreement for others may receive different valuations of the same or different securities of the same issuers. GFS, in performing the services required of it under the terms of this Agreement, shall not be responsible for determining whether any interest accruable to the Fund is or will be actually paid, but will accrue such interest until otherwise instructed by the Fund.

(h)               The method of valuation of securities and the method of computing the Net Assets shall be as set forth in the then currently effective Offering Materials of the Fund. To the extent the description of the valuation methodology of securities or computation of Net Assets as specified in the Fund’s then currently effective Offering

Materials is at any time inconsistent with any applicable laws or regulations, the Fund shall immediately so notify GFS in writing and thereafter shall either furnish GFS at all appropriate times with the values of such securities and Net Assets, or subject to the prior approval of GFS, instruct GFS in wiring as to the appropriate valuation methodology to be employed by GFS to compute Net Assets in a manner that the Fund then represents in writing to be consistent with all applicable laws and regulations. The Fund may also, from time to time, subject to the prior approval of GFS, instruct GFS in writing to compute the value of the securities or Net Assets in a manner other than as specified in this Agreement. By giving such instruction, the Fund shall be deemed to have represented that such instruction is consistent with all applicable laws and regulations and the then currently effective Offering Materials.

(i)                 GFS, in performing the services required of it under the terms of this Agreement, shall be entitled to rely on the accuracy and validity of any and all instructions, explanations, information, specifications and documentation furnished it on behalf of the Fund, as described in this Agreement, and shall have no duty or obligation to review the accuracy, validity or propriety of such instructions, explanations, information, specifications or documentation, including the amounts or formula for calculating the amounts and times of accrual liabilities and expenses; and the amounts receivable and the amounts payable on the sale or purchase of securities.

(j)                 GFS may ask an Authorized Person of the Fund for written instructions with respect to any matter arising in connection with GFS’s performance hereunder, and GFS shall not be liable for any action taken or omitted to be taken by it in good faith without gross negligence or willful misconduct in accordance with such instructions. Such application for instructions may, at the option of GFS, set forth in writing any action proposed to be taken or omitted to be taken by GFS with respect to its duties or obligations under this Agreement and the date on and/or after which such action shall be taken. GFS shall not be liable for any action taken or omitted to be taken in accordance with a proposal included in any such application on or after the date specified therein unless, prior to such date for taking or omitting to take any such action, GFS has received written instructions from an Authorized Person in response to such application specifying the action to be taken or omitted.

(k)               GFS may consult with counsel to the Fund or its own counsel, at the Fund’s expense, if such consultation was previously approved by the Fund, and shall be fully protected with respect to anything done or omitted by it in good faith in accordance with the advice or opinion of such counsel.

(l)                 GFS shall provide the “GFS Anti-Money Laundering Services” described in Schedule II, subject to the terms and conditions of this Agreement and the following additional terms and conditions:

(i)                 GFS confirms that, in performing its services hereunder, it shall comply with the Regulations and any other applicable anti-money laundering laws and regulations and shall take such actions as are required by the

Regulations in connection with its performance hereunder. GFS does not warrant that (x) its performance of the GFS Anti-Money Laundering Services will achieve any particular intended result (other than compliance with the Regulations) or (y) that it will detect all possible instances of money laundering or transactions involving money laundering or other unlawful activities. GFS MAKES NO OTHER WARRANTIES, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

(m)             GFS shall have no duties or responsibilities whatsoever including any custodial duties, except such duties and responsibilities as are specifically set forth in this Agreement, including Schedules I and II, or as are otherwise required of GFS by laws or regulations applicable to GFS, and no covenant or obligation shall be implied against GFS in connection with this Agreement.

(n)               GFS agrees to treat as confidential information all accounting information and other business records of the Fund, including any information relating to the Fund’s investments, disclosed to GFS in connection with its provision of services pursuant to the terms of this Agreement (all such information, the “Confidential Information”) and GFS shall not disclose the Confidential Information to any other person, except to (i) its employees, GFS Affiliates, delegees, agents and other service providers to the Fund in connection with GFS’s provision of services hereunder, (ii) the Fund’s Adviser, regulators, examiners, internal and external accountants, auditors, and counsel, or (iii) counsel that it would be liable for a failure to make such a disclosure. GFS shall instruct its employees, regulators, examiners, internal and external accountants, auditors, and counsel, and instruct any GFS Affiliate, delegee or agent to instruct its employees, regulators, examiners, internal and external accountants, auditors, and counsel, who may be afforded access to Confidential Information of such obligations of confidentiality, and shall not use Confidential Information for any purpose other than the provision of services hereunder. Confidential Information shall not include any information that (i) is or becomes public knowledge through no act or omission of the receiving person, (ii) is publicly disclosed by the Fund, or its Adviser, or (iii) is otherwise obtained from third parties not known by GFS to be bound by a duty of confidentiality.

(o)               GFS may utilize systems and/or software designed, and databases provided by certain third parties, and shall not be liable for any loss, damage or expense that occurs as a result of the failure of any such systems, software, and/or databases not caused by GFS’s own bad faith, gross negligence or willful misconduct. In providing the services hereunder, GFS is authorized to utilize any vendor (including pricing and valuation services) reasonably believed by GFS to be reliable. GFS shall not be liable for any loss, damage or expense incurred as a result or errors or omissions of any vendor utilized by GFS hereunder, provided, that: (i) such vendor was selected by GFS with reasonable care; and (ii) the Fund has direct or third-party rights to assert claims for such loss, damage or expense resulting from the errors or omissions of any such vendor. No such vendor shall be an agent or delegee of GFS hereunder.

(p)               GFS shall make reasonable provisions for emergency use of electronic data processing equipment to the extent appropriate equipment is available and, in the event of equipment failures, GFS shall, at no additional expense to the Fund, take reasonable steps to minimize service interruption and data loss. GFS shall have no liability with respect to the loss of data or service caused by equipment failure, provided such loss or interruption is not caused by GFS’s own bad faith, gross negligence or willful misconduct.

6.	Allocation of Expenses.

(a)               Except as otherwise provided herein, all costs and expenses arising or incurred in connection with the performance of this Agreement shall be paid by the Fund, including but not limited to, organizational costs and costs of maintaining the Fund’s existence, taxes, interest, brokerage fees and commissions, insurance premiums compensation and expenses of the Fund’s employees, legal, accounting, and audit expenses, management, advisory, sub-advisory, administration and services fees, charges of custodians, transfer and disbursing agents expenses (including clerical expenses) incident to the issuance, cancellation, repurchase or redemption of Participating Shares, fees and expenses incident to the registration or qualification of the Participating Shares under applicable securities laws, costs (including printing and mailing costs) of preparing and distributing Offering Materials, reports, notices and proxy material, if any, to the owners or Participating Shares, all expenses incidental to holding annual or other meetings, if any, and extraordinary expenses as may arise, including litigation affecting the Fund and legal obligations relating thereto.

(b)               GFS shall be reimbursed for all reasonable out-of-pocket expenses (such as telephone, facsimile, photocopy, overnight courier and messenger charges, postage, etc.) incurred in connection with the performance of any administrative services required, as well as any fees, costs and expenses permitted to be procured for the Fund by GFS pursuant to this Agreement. GFS shall supply supporting expense documentation to the Fund if so requested.

7.	Standard of Care; Indemnification.

(a)               Except as otherwise provided herein, GFS’s liability for any costs, expenses, damages, liabilities or claims (including attorneys’ and accountants’ fees) resulting from, arising out of, or in connection with its performance hereunder shall be limited to amounts paid by the Fund hereunder at the time any such claim is made, except those costs, expenses, damages, liabilities or claims arising out of GFS’s or any GFS Affiliate’s bad faith, gross negligence or willful misconduct. In no event shall GFS be liable to the Fund or any third party for special, indirect or consequential damages, or lost profits or loss of business resulting from, arising out of, or in connection with its performance hereunder, even if previously informed of the possibility of such damages and regardless of the form of action.

(b)               Without limiting the generality of the foregoing, GFS shall not be responsible for any loss, damage or expense suffered by the Fund arising from any one or more of the following:

(i)           Errors in records or instructions, explanations, information, specifications or documentation of any kind, as the case may be, including any valuations or prices of securities or specification of Net Assets, supplied to GFS by any third party described in Section 5 hereof or by, or on behalf of, the Fund;

(ii)        Any failure by GFS to receive any instruction (whether oral, written or by email, facsimile or other electronic transmission), record, explanation, information, specifications or documentation, including any failure to receive any application or other document from the Fund’s Adviser;

(iii)      Any improper use by the Fund or its agents, distributors or Adviser of any valuations or computations supplied by GFS in accordance with its standard of care under this Agreement; or

(iv)       The method of valuation of the securities and the method of computing Net Assets, as set forth in the Offering Materials or as directed by the Fund, and if the Offering Materials so indicate, the value of Net Assets per Participating Share.

(c)               Notwithstanding any other provision contained in this Agreement, GFS shall have no duty or obligation with respect to, including any duty or obligation to determine, or advise or notify the Fund of: (i) the taxable nature of any distribution or amount received or deemed received by, or payable to, the Fund; (ii) the taxable nature or effect on the Fund of any corporate actions, class actions, tax reclaims, tax refunds, or similar events; (iii) the taxable nature or taxable amount of any distribution or dividend paid, payable or deemed paid, by the Fund to Shareholders; or (iv) the effect under any income tax laws of the Fund making or not making any distribution, dividend payment, or election with respect thereto.

(d)               Actions taken or omitted in reliance on instructions (whether oral, written or by email, facsimile or other electronic transmission), or upon any information, order, indenture, power of attorney, assignment, affidavit or other instrument reasonably believed by GFS to be genuine or reasonably believed by GFS to be from an Authorized Person, or upon the opinion of legal counsel for the Fund, shall be presumed to have been taken or omitted in good faith.

(e)               Except as otherwise provided herein, the Fund shall indemnify and hold harmless GFS and any GFS Affiliate from and against any and all costs, expenses, damages, liabilities and claims (including claims asserted by the Fund), and reasonable attorneys’ and accountants’ fees relating hereto, which are sustained or incurred or which may be asserted against GFS or any GFS Affiliate, by reason of or as a result of any action taken or omitted to be taken by GFS or any GFS Affiliate hereunder without bad faith, gross negligence, or willful misconduct, in reliance upon (i) any law, rule, regulation or interpretation of the sale even though the same may thereafter have been altered, changed, amended or repealed, (ii) the Offering Materials (excluding information provided by GFS), (iii) any instructions (whether oral, written or by email, facsimile or other electronic transmission) of a person reasonably believed to be an Authorized Person, or (iv) any opinion of the legal counsel for the Fund or GFS, or arising out of transactions or other activities of the Fund which occurred prior to the commencement of this Agreement; provided, that neither GFS nor any GFS Affiliate shall be entitled to indemnification hereunder for costs, expenses, damages, liabilities or claims arising out of its own gross negligence, bad faith or willful misconduct. This indemnity shall be a continuing obligation of the Fund, its successors and assigns, notwithstanding the termination of this Agreement.

8.	Compensation.

In consideration of the Services to be rendered to the Fund by GFS under this Agreement, the Fund shall pay GFS a fee in accordance with Exhibit C hereto.

9.	Term of Agreement.

(a)               This Agreement shall be for an initial term ending on the first anniversary of the date first above written, and shall continue for successive one year periods thereafter, except that the term of this Agreement may at any time be terminated by either GFS giving to the Fund, or the Fund giving to GFS, a notice in writing specifying the date of such termination, which date shall not be less than 90 days after the date of the giving of such notice, and the term of this Agreement shall immediately terminate upon dissolution of the Fund. Upon termination, other than a termination by the Fund pursuant to the succeeding Section 9(b), the Fund shall pay to GFS: (i) if terminated within six (6) months of the date first above written, the total fees which would have been payable through the first six (6) months if this Agreement were not terminated, and (ii) if terminated after the first six (6) months, such compensation as may be due as of the date of such termination, and, in each case, the Fund shall reimburse GFS for any disbursements and expenses made or incurred by GFS and payable or reimbursable hereunder, including fees and compensation for work done or services provided by GFS after the termination date upon presentation of reasonably satisfactory backup documentation.

(b)               This Agreement may be terminated by either party at any time if (A) the other party commits a material breach of its obligations under this Agreement and shall fail to cure such breach within 30 days of receipt of written notice served by the non-breaching party specifying in reasonable detail the nature of such breach; (B) the other party goes into liquidation or if a receiver is appointed for any of its assets; or (C) there is a petition of insolvency filed by or against the other party.

(c)               Upon termination and settlement of all amounts due under this Agreement, including unpaid compensation due pursuant to Section 8 and amounts due pursuant to Section 9(a), GFS shall, at the expense of the Fund, return to the Fund any Confidential Information provided by the Fund to GFS pursuant to this Agreement.

10.	Force Majeure.

No Fund nor GFS shall be responsible or liable for any failure or delay in the performance of its obligations under this Agreement arising out of or caused, directly or indirectly, by circumstances beyond its reasonable control, including acts of God; acts of war or terrorism; earthquakes; fires; floods; wars; civil or military disturbances; sabotage; epidemics; riots; interruptions, loss or malfunctions of utilities, computer (hardware or software) or communications service; accidents’ labor disputes; acts of civil or military authority or governmental actions; it being understood that the Fund or GFS, as the case may be, shall use their or its best efforts to resume performance as soon as practicable under the circumstances.

11.	Amendment.

This Agreement may not be amended or modified in any manner except by a written agreement executed by GFS and the Fund.

12.	Assignment.

This Agreement shall extend to and shall be binding upon the parties hereto, and their respective successors and assigns; provided, however, that this Agreement shall not be assignable by the Fund or GFS without the written consent of the other, provided that notwithstanding the foregoing, GFS may assign all or any portion of this Agreement to any GFS Affiliate.

13.	Governing Law; Consent to Jurisdiction.

This Agreement shall be construed in accordance with the laws of New York, without regard to conflict of laws principles thereof. The parties to this Agreement hereby consent to the jurisdiction of a court situated in New York in connection with any dispute arising hereunder. THE PARTIES TO THIS AGREEMENT EACH HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHTS TO TRIAL BY JURY IN ANY LEGAL PROCEEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT. TO THE EXTENT THAT IN ANY JURISDICTION THE PARTIES TO THIS AGREEMENT MAY NOW OR HEREAFTER BE ENTITLED TO CLAIM, FOR ITSELF OR ITS ASSETS, IMMUNITY FROM SUIT, EXECUTION, ATTACHMENT (BEFORE OR AFTER JUDGEMENT) OR OTHER LEGAL PROCESS, THE PARTIES TO THIS AGREEMENT IRREVOCABLY AGREE NOT TO CLAIM AND THEY HEREBY WAIVE, SUCH IMMUNITY.

14.	Arbitration.

The Fund and its management, on one hand, and GFS, on the other, hereby agree to arbitrate any and all controversies, claims and disputes of whatever kind or nature which each party may have against the other in any action arising out of, relating to, or in connection with this Agreement. The arbitrators will have no authority to award punitive or other damages not measured by the prevailing party’s actual damages, except as may be required by statute. The award of the arbitrators or the majority of them shall be final and judgment upon any arbitration award rendered may be entered in any court, state or federal, having appropriate jurisdiction. This arbitration shall be conducted in New York in accordance with the provisions of the Federal Arbitration Act. The American Arbitration Association (“AAA”) shall conduct the arbitration and the then current Commercial Arbitration Rules of the AAA shall govern.

15.	Severability.

In case any provision in or obligation under this Agreement shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations shall not in any way be affected or impaired thereby, and if any provision is inapplicable to any person or circumstances, it shall nevertheless remain applicable to all other persons and circumstances.

16.	No Waiver.

Each and every right granted to GFS or the Fund hereunder or under any other document delivered hereunder or in connection herewith, or allowed it by law or equity, shall be cumulative and may be exercised from time to time. No failure on the part of GFS or the Fund to exercise, and no delay in exercising any right will operate as a waiver thereof, nor will any single or partial exercise by GFS or the Fund of any right preclude any other or future exercise thereof of the exercise of any other right.

17.	Non-Exclusiveness.

No provision of this Agreement shall prevent GFS from offering services similar or identical to those covered by this Agreement to any other corporations, associations or entities of any kind. Any and all operational procedures, techniques and devices developed by GFS in connection with the performance of its duties and obligations under this Agreement, including those developed in conjunction with the Fund, shall be and remain the property of GFS, and GFS shall be free to employ such procedures, techniques and devices in connection with the performance of any other contract with any other person whether or not such contract is similar or identical to this Agreement.

18.	Notices, Electronic Communications.

(a)               All notices required or permitted under this Agreement in writing shall be validly given or made in writing if (i) personally delivered, (ii) delivered and confirmed by facsimile, (iii) delivered by reputable overnight courier delivery service or

(iv) deposited in the mail, first class, postage prepaid, certified or registered, return receipt requested as follows:

if to the Fund, at: 36 North New York Avenue, 2nd Floor Huntington, NY 11746 Attention: Jerry Szilagyi jerrys@catalystmutualfunds.com (631) 629-4909	if to GFS, at: Gemini Fund Services, LLC 80 Arkay Drive, Suite 110 Hauppauge, NY 11788 Attention: kwolf@thegeminicompanies.com 631 470 2635 or at such place as may from time to time be designated in writing. Notices sent via mail shall be deemed given on the third business day following the day they are sent, notices sent via overnight carrier shall be deemed given on the business day following the day they are sent, notices delivered personally shall be deemed given on the day of confirmed receipt, and notices transmitted by facsimile transmission shall be deemed given on the date of transmission with confirmation of receipt.

(b)               The Fund authorizes GFS to (i) accept consents, approvals, waivers, requests, instructions and other communications GFS receives from the Fund by email, facsimile or other electronic transmissions if those communications had been given personally in writing and signed by an Authorized Person; (ii) respond to consents, approvals, waivers, requests, instructions and other communications GFS receives from the Fund by email, facsimile or other electronic transmission; (iii) communicate with, and accept communications from, the Fund, its Adviser, counsel, accountants, auditors, prime broker and other service providers, by means of email, facsimile or other electronic transmission; and (iv) transmit and receive Confidential Information in connection with its performance hereunder by means of email, facsimile or other electronic transmission. In the absence of gross negligence or willful misconduct on the part of GFS, GFS shall not be liable to the Fund or any other person for any loss or damage suffered as a result of the Fund’s use of email facsimile or other electronic transmission by GFS to transmit Confidential Information or communicate with the Fund of any other person, including any loss or damage resulting from or arising out of loss of data or malfunction of equipment or communications services in connection with the transmission of such communications. In the event any instructions are given, whether upon application of GFS or otherwise, by means of email, facsimile or other electronic transmission, GFS is authorized to, but is not obligated to, seek confirmation of such instructions by telephone call-back to an Authorized Peron, and GFS may rely upon the confirmation of anyone purporting to be such Authorized Person. If GFS considers that any email, facsimile pr other electronic communication may conflict with any other instructions from, or agreements with, the Fund, it may delay acting on such communication until confirmation until confirmation by telephone call-back to an Authorized Person.

19.	Rules of Construction.

All articles or section titles or captions in this Agreement shall be for convenience only, shall not be deemed part of this Agreement and shall in no way define, limit, extend or describe the scope or intent of any provisions of this Agreement. Except as specifically provided otherwise, alphanumerical references to “Articles,” “Sections,” “Exhibits” and “Schedules” are to the respective articles and sections of, and exhibits and schedules to, this Agreement. Whenever the context may require, any pronoun used in this agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural; and vice versa. The Schedules and Exhibits attached hereto are hereby incorporated herein and made a part of this Agreement. Any reference to such schedules and exhibits as amended and in effect from time to time. Whenever the word “including” is used herein, it shall be construed to mean “including without limitation.”

20.	Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original; but such counterparts together shall constitute only one instrument.

21.	Representation of Signatories.

Each of the undersigned expressly warrants and represents that they have full power and authority to sign this Agreement on behalf of the party indicated and that their signature will bind the party indicated to the terms hereof.

Signature Page Follows

IN WITNESS WHEREOF, the parties hereto have caused to foregoing instrument to be executed by their duly authorized officers and their seals to be hereunto affixed, all as of the day and year first above written.

ACSSF Fund Limited (as amended from time to time) By: _______________ Name: Tobias Caldwell Title: Director	GEMINI FUND SERVICES, LLC By: ____________ Name: Kevin Wolf Title: President

Attested to and Agreed by:

AlphaCentric Advisors LLC

By: _______________

Jerry Szilagyi, President

Schedule I

Services

(i)	reviewing accounting and administration references in the Fund’s offering documents;

(ii)	establishing and maintaining such bank, brokerage or other accounts in the name of the Fund as may be necessary or advisable in connection therewith, in accordance with the Fund’s offering documents or as may be instructed by Authorized Persons;

(iii)	receiving subscription payments in connection with the sale of the Participating Shares, disbursing payments in connection with the redemption/withdrawal or repurchase of the Participating Shares and disbursing payments of dividends, if any, declared by the Fund;

(iv)	establishing and maintaining accounts for the Fund and receiving and disbursing as appropriate payment of fees and expenses on behalf of the Fund, including disbursing on behalf of the Fund such fees, administrative fees, advisory fees, costs, commissions and charges as the Fund may be liable to pay, including any directors or officers’ fees and expenses, legal and accounting fees and expenses, taxes, government license and filing fees and all other costs and expenses incurred for the account of the Fund;

(v)	acting as registrar and transfer agent with respect to the Participating Shares and, in that capacity processing subscription applications, transfer instructions and redemption/withdrawal requests received by the Fund with respect to its Participating Shares and evaluating, in consultation with the Fund and the Fund’s legal advisors, compliance with the requisite conditions for acceptance of such applications, instructions and requests, and maintaining appropriate registers and ledgers;

(vi)	preparing and maintaining all customary financial and accounting books and records in the appropriate form and in sufficient detail to support an annual independent audit of the financial condition of the Fund, and performing all other accounting and clerical services necessary in connection with the administration of the Fund including:

•	Daily cash reconciliation reports reconciling cash to custodian and/or prime broker.
•	Daily position reconciliation reports reconciling positions to custodian and/or prime broker.
•	Daily failed trade reconciliation reports identifying any failed trades and working with prime broker to resolve any unsettled trade issues.
•	Monthly closing package consisting of:

1.	Appraisal report;
2.	Unrealized gain/loss report;
3.	Realized gain/loss report;
4.	Monthly Expense accrual report;
5.	Monthly income accrual report;
6.	Transaction Ledger;
7.	Trial Balance;
8.	NAV Calculation report;
•	Work with Fund management for subscription and redemption documents submission.

(vii)     acting as a liaison with each US Fund’s independent public accountants, providing account analyses, fiscal year summaries, and other audit-related information with respect to the Fund and otherwise taking all reasonable action in the performance of its duties under this Agreement consistent with the scope of such duties to assure that the necessary information is made available to such accountants for the expression of their opinion, as required by the US Fund;

(viii)   computing daily, the Net Asset Value of the Fund and Total Returns;

(ix)       disseminating daily quotations of the Fund’s Net Asset Value;

(x)         subject to the approval of, and to the extent required by, each US Fund’s auditors and independent accountants and review by the Adviser, providing book allocations to the US Fund’s auditors and independent accountants for use in the preparation of and filing of any tax returns of the Fund to be prepared and filed by the US Fund’s auditors and independent accountants.

(xi)       responding to inquiries from time to time received by the Fund or its Adviser or others, and distributing copies of the Offering Materials;

(xii)     distributing periodic reports to the Fund and its Adviser; and

(xiii)   if requested by the Fund, coordinating the process of winding-up the Fund.

Schedule II

ANTI-MONEY LAUNDERING Services

In recognition of the importance of complying with the USA Patriot Act of 2001 and the regulations promulgated thereunder (collectively, the “Patriot Act”) and the Regulations, which impose anti-money laundering requirements on financial institutions, GFS has developed and implemented a written anti-money laundering program (“Program”) designed to satisfy the requirements of the Patriot Act and the Regulations.

1.       Duties. GFS will implement their Customer Identification Program, (“CIP”), designed to identify and verify persons seeking to open an account with GFS, to the extent reasonable and practicable. GFS will maintain records of the information used to verify the person’s identity and determine whether the person appears on any lists of known or suspected terrorist or terrorist organizations provided to GFS by any government agency.

Duties include:

a.       Prior to opening a customer account or granting customers authority to effect transactions with respect to an account, GFS shall obtain and record, on behalf of the Fund, the following identifying information about each customer, at a minimum including:

i.	Name;

ii.	Date of birth, for a natural person;

iii.	Addresses, including

1.	residence or business street address or an Army Post Office or Fleet Post Office box number or residential or business street address of next of kin or other contact individual; or

2.	principal place of business local office or other physical location, for a person other than a natural person; and

iv.                Identification numbers:

1.	a taxpayer identification number from each customer that is a U.S. person; or

2.	a taxpayer identification number, passport number and country of issuance, alien identification card number, or number and country of issuance of any other government-issued document evidencing nationality or residence and bearing a photograph or similar safeguard from each customer that is not a U.S. person, except that the customer can provide this information within a reasonable period of time after the account is established provided that the customer has applied for and can provide a copy of such application for the employer identification number prior to such time.

b.       GFS must verify all the above stated forms of customer identification within a reasonable time after the account is opened. Verification can occur through:

i.                    Documentation including:

1.                  unexpired government-issued identification, such as a driver’s license or passport for individuals; and

2.                  documents showing the existence of an entity, such as certified articles of incorporation, a government-issued business license, a partnership agreement, or trust instrument for a person that is not an individual.

ii.	When documentary verification fails for reasons, including, but not limited to, GFS not being familiar with the documents presented, no documentation is obtained by GFS, or the customer does not open the account in person, GFS may then verify customer identity via non-documentary methods including:

1.                  directly contacting the customer;

2.                  independent verification of the customer’s identity through comparison of information provided by customer with information obtained from a consumer reporting agency, public database, or other source;

3.                  checking references with other financial institutions; and

4.                  obtaining a financial statement.

iii.	When GFS cannot verify the identity of a customer, who is not an individual, by documentary or non-documentary methods stated above, GFS shall obtain information about individuals with authority or control over such account, such as persons authorized to effect transactions in such account.

c.                   GFS must maintain records of all information obtained from customers to verify their identity, including at a minimum:

i.       All customer identification documentations obtained under paragraph 1(a). Such information must be retained by GFS for five (5) years after the date the account is closed;

ii.       A description of any documentary method used to verify identification, as set out in paragraph b(i) above. GFS must note the type of documents, any identification number in the document, place of issuance and date of issuance. Such information must be retained by GFS for five (5) years after the record is made;

iii.       A description of the non-documentary methods, as set out in paragraph b(ii) above, and results of the measures GFS took to verify the identity of the customer. Such information must be retained by GFS for five (5) years after the record is made; and

iv.       A description of how GFS resolved any substantive discrepancy it discovered when verifying the customer identification information it received. Such information must be retained by GFS for five (5) years after the record is made.

v.       Other exempt account information as specified by the rules.

d.	Within a reasonable time after GFS opens a customer account, and preferably prior to opening the account, GFS must make a determination as to whether the customer appears on any list of known or suspected terrorists or terrorist organizations as issued by any federal government agency and designated as such by the Department of the Treasury. GFS should make the determination by cross-checking customer names with such lists.

e.       The Fund must post a notice on its website (if applicable) and its account applications in an effort to give customers notice, prior to opening the account, that GFS, on behalf of such Fund, is requesting information to verify the customer's identity. The notice must generally describe the identification requirements.

2.       Company’s Delegation of Anti-Money Laundering Obligations Under the Regulations:

a.	GFS acknowledges that the Company is subject to the Regulations and is therefore required to maintain (or have maintained on its behalf) anti-money laundering policies and procedures in compliance with the Regulations.

b.       In accordance with the Regulations, GFS shall maintain on behalf of the Company the following anti-money laundering procedures (the “Procedures”) in relation to:

i.       identification and verification of Subscribers;

ii.       record keeping in relation to the identification and verification of Subscribers and transactions effected, including related business correspondence and account files, where applicable;

iii.       internal controls and communication for the ongoing monitoring of Subscribers to the extent practicable based on information received by GFS in the regular discharge of the services and, where appropriate, an internal audit function;

iv.       assessment and testing of anti-money laundering compliance systems and controls;

v.       designation of a compliance officer; and

vi.       reporting of suspicious activity.

c.       In maintaining the Procedures, GFS shall provide:

i.       to the Company, the Cayman Islands Monetary Authority (“CIMA”), or their authorized agents, upon request, written evidence of its suitability to perform the Procedures on behalf of the Company or information which they may reasonably require to satisfy themselves of the reliability of the Procedures, and

ii.       Subscriber information, to the Company or CIMA, upon request, and to the Cayman Islands Financial Reporting Authority and/or other law enforcement authorities, upon lawful request.

d.       GFS acknowledges that the Company is relying upon its delegation of the maintenance of the Procedures to GFS to enable the Company to be compliant with the Regulations.

e.	The Company and GFS understand and agree that, notwithstanding the ability of the Company to delegate the maintenance of the Procedures to GFS, the Company shall be ultimately responsible for ensuring that it is compliant with its own anti-money laundering obligations.

EXHIBIT A

AUTHORIZED PERSONS

for

ACSSF Fund Limited

(Oral and Written Instructions)

The following individuals have been duly authorized ACSSF Fund Limited to deliver Certificates and Oral Instructions to GFS, on behalf of such Fund, pursuant to the Administrative Services Agreement between the Fund and GFS effective July __, 2019, and that the signatures appearing opposite their names are true and correct:

Name Jerry Szilagyi	Title President- Adviser	___________________ Signature
See the attached list of authorized AlphaCentric Advisors LLC personnel.

EXHIBIT B

DOCUMENTS

“A” Offering Documents for the Fund

“B” Subscription Documents for Fund Shares

“C” Certificate of Incorporation of the Fund

“D” Articles of Association of the Fund

“E” Certificate of Registration of the Fund

EXHIBIT C

COMPENSATION

The Fund shall pay GFS the following fees*:

Average Net Assets	Annual Rate	Monthly Minimum
First $100 million	0.08% plus	$2,500
next $100 million	0.06% plus
over $200 million	0.04%

* These fees are waived with respect to Fund assets from US Funds that pay GFS under a separate agreement for administrative services rendered directly to the US Funds.

Such fees to GFS shall be based on total net assets of the Fund, with such total net assets calculated in accordance with the Fund’s governing documents, and shall be determined either monthly in advance or monthly in arrears coinciding with the schedule of fees of Fund management as provided for in the Fund’s governing documents (in the absence of a periodic management fee, as of the first business day of each month). Payment of the fee shall be made within 15 days of invoicing. Basis point fees are based on the Fund’s average net assets.

On each annual anniversary date of this Agreement, the fees enumerated above may be increased by the change in the Consumer Price Index for the Northeast region (“CPI”) for the twelve-month period ending with the month preceding such annual anniversary date. Any CPI increases not charged in any given year may be included in prospective CPI fee increases in future years.

Additionally, the Fund shall reimburse GFS for all reasonable out-of-pocket expenses incurred relating to the Fund, including but not limited to the following:

o	Telephone and Toll Free Lines
o	Postage, Courier and Stationery
o	Programming, Special Reports
o	Retention of records
o	Travel (as requested by the Fund)
o	Auditing and legal expenses
o	All other reasonable out-of-pocket expenses incurred on behalf of Fund

All special reports and/or analyses requested by the Fund shall be subject to an additional charge, agreed upon in advance, based upon the following rates:

GFS Senior Staff and MIS Staff…..$200.00 per hour

GFS Junior Staff…...$ 100.00 per hour

In the event that the Fund terminates operations and GFS is to provide support for closure, compensation to GFS shall continue for a two-month wrap-up period at the greater of the amount paid in the final month or the minimum charge as set forth above. Such termination compensation shall be accrued and included as the Fund liability on the final period financial statements. If this Agreement is terminated and the Fund continues operations, any support services requested from GFS more than one month after termination will be billed at GFS’s then-current hourly rates, subject to a retainer. Fees not paid within 30 days of invoicing incur interest charges from the date of invoicing at an interest rate of 7% per annum.